
September 28, 2012

Via E-mail
Vincent Lok
Chief Financial Officer
Teekay Tankers Ltd.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

      Re: **Teekay Tankers Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed April 13, 2012
              File No. 1-33867

Dear Mr. Lok:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note 2012 news articles reporting that you will no longer send your vessels to Iran for crude. We also note 2012 investor and earnings presentations on your website discussing how replacement for non-OPEC supply outages in countries including Syria and Sudan may affect the tanker market. Iran, Syria and Sudan are identified by the U.S. Department of State as a state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan whether through subsidiaries, charterers, or other direct or indirect arrangements. For instance, we note from news reports and other sources that Teekay Corporation has had contacts with Iran, Syria and Sudan. Your response should describe any products you have provided to, or transported

to or from Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

2. Please discuss the impact of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the Iran Threat Reduction and Syria Human Rights Act of 2012 on your company and business operations.

3. Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

4. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance